Filed by REV Group, Inc.

(Commission File No.: 001-37999)

Pursuant to Rule 425 of the Securities Act of 1933

Deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934

Subject Company: REV Group, Inc.

(Commission File No.: 001-37999)

The following communication was sent by REV Group, Inc.’s (“REV Group”) Relationship Managers, on October 30, 2025, in connection with REV Group’s proposed business combination with Terex Corporation.

Date: October 30, 2025

To: [Customer / Dealer Name]

From: [Relationship Manager]

Subject: Important Update About REV Group

Dear [Name/Valued Partner/Valued Customer],

I am reaching out to share an important update about REV Group. This morning, we announced that REV Group has entered into a definitive merger agreement with Terex to form a leading specialty equipment manufacturer. You can read more about this announcement here: [Link to press release].

First and foremost, please know that this announcement will not result in any changes to our ongoing commercial terms or operations. Upon completion of the combination, our brands will continue to operate independently as they do now, maintaining their leadership and unique identities while benefiting from the scale and resources of Terex. Nothing changes in how we work with you – you can expect the same close partnership and support you’ve come to know from your usual contact at REV Group.

This is an exciting new chapter for REV Group that builds on years of growth and is the natural next step in our strategy to build a stronger, more diversified company. For those who may be less familiar with Terex, they are a global industrial equipment manufacturer of materials processing machinery, waste and recycling solutions, mobile elevating platforms and equipment for the electric utility industry. There is no duplication across our portfolios or plant footprints, which means the combination brings complementary capabilities and geographic reach.

By bringing together two highly respected organizations that share a commitment to innovation, operational excellence, and customer success, we’re creating a company poised for improved growth. The cross-sharing of brand knowledge, exposure to new markets, and complementary sector expertise will create a more dynamic environment for innovation and collaboration, allowing our teams to deliver even greater impact for customers.

Little is expected to change for our plant operations and brands as a result of this transaction, and right now, nothing changes at all. Until the transaction closes, which we expect to occur in the first half of 2026, REV Group and Terex will continue to operate as two separate organizations.

Our priority throughout this process is to minimize any disruption to our business partners and to maintain strong momentum during this important transition. We remain deeply committed to your business and value our ongoing relationship as we continue to deliver the high-quality vehicles you expect from us.

We greatly appreciate your continued partnership. If you have any questions, please don’t hesitate to give me a call.

Best,

[Name]

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, which involve risks and uncertainties. Any statements about REV Group Inc.’s (“REV Group”), Terex Corporation’s (“Terex”) or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events and any other statements to the extent they are not statements of historical fact are forward-looking statements. Words, phrases or expressions such as “will,” “creates,” “anticipate,” “believe,” “could,” “confident,” “continue,” “estimate,” “expect,” “forecast,” “hope,” “intend,” “likely,” “may,” “might,” “objective,” “plan,” “possible,” “potential,” “predict,” “project”, “target,” “trend” and similar words, phrases or expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are based on information available and assumptions made at the time the statements are made. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements about the benefits of the transaction between REV Group and Terex (the “Transaction”), including realization of synergies, low capital intensity, attractive leverage position, efficient cost base, predictability of earnings, future financial and operating results and free cash flow and the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

The following Transaction-related factors, among others, could cause actual results to differ materially from those expressed in or implied by forward-looking statements: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Terex and REV Group;  the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, trade policy (including tariff levels), laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Terex and REV Group operate; any failure to promptly and effectively integrate the businesses of Terex and REV Group; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Terex’s or REV Group’s customers, employees or other business partners, including those resulting from the announcement, pendency or completion of the Transaction; Terex’s issuance of additional shares of its capital stock in connection with the Transaction; the risk that Terex’s exploration of strategic options to exit its Aerials segment may not be successful or that any transaction entered into with respect to Terex’s Aerials segment is not on favorable terms; and the diversion of management’s attention and time to the Transaction and the exploration of strategic options with respect to the Terex Aerials segment and from ongoing business operations and opportunities; and the outcome of any legal proceedings that may be instituted against REV Group or Terex in connection with the Transaction.

Additional important factors relating to Terex and REV Group that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to the risks and contingencies detailed in Terex’s and REV Group’s respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the U.S. Securities and Exchange Commission (the “SEC”).

These factors are not necessarily all of the factors that could cause Terex’s, REV Group’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any forward-looking statements. Other unknown or unpredictable factors also could harm Terex’s, REV Group’s or the combined company’s results.

All forward-looking statements attributable to Terex, REV Group, or the combined company, or persons acting on Terex’s or REV Group’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and Terex and REV Group do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Terex or REV Group updates one or more forward-looking statements, no inference should be drawn that Terex or REV Group will make additional updates with respect to those or other forward-looking statements. Further information regarding Terex, REV Group and factors that could affect the forward-looking statements contained herein can be found in Terex’s and REV Group’s respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other filings with the SEC.

No Offer or Solicitation

This communication is not an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the Transaction, Terex will file with the SEC a Registration Statement on Form S-4 to register the shares of Terex common stock to be issued in connection with the Transaction. The Registration Statement will include a joint proxy statement of Terex and REV Group that also constitutes a prospectus of Terex. The definitive joint proxy statement/prospectus will be sent to the shareholders of each of Terex and REV Group.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING TEREX, REV GROUP, THE COMBINED COMPANY, the transaction and related matters.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Terex or REV Group through the website maintained by the SEC at http://www.sec.gov from Terex at its website, https://www.terex.com/ or from REV Group at its website, https://revgroup.com (information included on or accessible through either of Terex’s or REV Group’s website is not incorporated by reference into this communication).

Participants in the Solicitation

Terex, REV Group, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Terex and REV Group and other persons who may be deemed to be participants in the solicitation of proxies in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Information about the directors and executive officers of Terex and their ownership of Terex common stock can be found in the sections entitled “Executive Compensation Program”, “Executive Compensation Practices”, “Executive Compensation Components”, “Director Compensation”, “Executive Compensation Tables”, and “Security Ownership of Certain Beneficial Owners and Management” included in Terex’s definitive proxy statement in connection with its 2025 Annual Meeting of Stockholders, filed with the SEC on April 1, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000097216/000009721625000077/tex-20250401.htm); in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by Terex’s directors and executive officers; and in other documents subsequently filed by Terex with the SEC.  Information about the directors and executive officers of REV Group and their ownership of REV Group common stock is set forth in the sections entitled “Director Compensation”, “Security Ownership of Certain Beneficial Owners and Management”, and “Executive Compensation Tables” included in the definitive proxy statement  for REV Group’s 2025 Annual Meeting of Stockholders, filed with the SEC on January 17, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001687221/000119312525008023/d874924ddef14a.htm); in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by REV Group’s directors and executive officers; and in other documents subsequently filed by REV Group with the SEC. Free copies of the documents referenced in this paragraph may be obtained as described above under the heading “Important Information and Where to Find It.”